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                                                                    Exhibit 21.1

                         SUBSIDIARIES OF THE REGISTRANT

     The subsidiaries of the Registrant are Leasing Solutions Receivable, Inc. ("LSRI"), Leasing Solutions Receivables, Inc. II ("LSRI-II"), and Leasing Solutions International, Ltd. ("LSIL"). LSRI and LSRI-II are incorporated in California and do business under their corporate names. LSIL is incorporated in the United Kingdom and does business under its corporate name.